November 7, 2013

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attention Loan Lauren P. Nguyen, Esq.

Re:	Dynagas LNG Partners LP
Amendment No. 1 to Registration Statement on Form F-1
Filed October 29, 2013
File No. 333-191653

Dear Ms. Nguyen:

Reference is made to the draft confidential Registration Statement on Form F-1 (the “Original Draft Registration Statement”) of Dynagas LNG Partners LP (the “Partnership”) in connection with the proposed registration of the Partnership’s common units under the Securities Act of 1933, as amended, (the “Securities Act”) that was confidentially submitted to the U.S. Securities and Exchange Commission (the “Commission”) for review on July 10, 2013. By letter dated August 6, 2013 (the “First Comment Letter”), the Staff provided the Partnership with its comments to the Original Draft Registration Statement. The first amended draft registration statement on Form F-1 (the “First Amended Draft Registration Statement on Form F-1”), which responded to the Staff’s comments contained in the First Comment Letter, was submitted to the Commission for review on September 16, 2013. By letter dated October 1, 2013 (the “Second Comment Letter”), the Staff provided the Partnership with its comments to the First Amended Draft Registration Statement on Form F-1. The registration statement on Form F-1 (the “Registration Statement on Form F-1”), which responds to the Staff’s comments contained in the Second Comment Letter, was filed via EDGAR with the Commission for review on October 10, 2013. By letter dated October 25, 2013 (the “Third Comment Letter”), the Staff provided the Partnership with its comments to the Registration Statement on Form F-1. The first amended registration statement on Form F-1 (the “First Amended Registration Statement”), which responds to the Staff’s comments contained in the Third Comment Letter, was filed via EDGAR with the Commission for review on October 29, 2013. In addition, on October 30, 2013, the Partnership filed with the Commission the second amended registration statement on Form F-1, which contained exhibits only. By letter dated October 31, 2013 (the “Fourth Comment Letter”), the Staff provided the Partnership with its comments to the First Amended Registration Statement. By letter dated November 4, 2013 (the “Fifth Comment Letter”), the Staff provided the Partnership with comments to certain pricing and other related information that was provided to the Staff supplementally via SEC Correspondence on Friday, November 1, 2013. The third amended registration statement on Form F-1 (the “Third Amended Registration Statement”), which responds to the Staff’s comments contained in the Fourth Comment Letter and the Fifth Comment Letter, was filed via EDGAR with the Commission for review on November 5, 2013. By letter dated November 6, 2013 (the “Sixth Comment Letter”), the Staff provided the Partnership with comments to its Third Amended Registration Statement. The Partnership has today filed via EDGAR its fourth amended registration statement on Form F-1 (the “Amended Registration Statement”), which responds to the Staff’s comments contained in the Sixth Comment Letter.

Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statement. The following numbered paragraphs correspond to the numbered paragraphs in the Sixth Comment Letter. For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold text. We will also supplementally provide the Staff with a redline of the Amended Registration Statement showing changes made from the Third Amended Registration Statement on Form F-1. Page numbers referenced are to the Amended Registration Statement.

Division of Corporation Finance

U.S. Securities and Exchange Commission

November 7, 2013

Dilution, page 66

1.	We note from your response to our prior comment 4 that you have revised the row attributable to new investors to reflect only the new units issued by the Partnership and the gross proceeds received based on the midpoint of the range of the offering. However, it appears that the table on page 66 reflects the net proceeds of the offering, rather than gross, as consideration received from new investors. Please revise to reflect the gross proceeds of the offering as the consideration received from new investors. Also, the average price per unit for new investors should be revised to reflect the $20 midpoint of the range of the offering.

In response to the Staff’s comment, the Partnership has revised its disclosure under the heading “Dilution” to reflect the gross proceeds of the offering as the consideration received from the new investors. The Partnership has also revised the average price per unit for new investors to $20.00 per unit, the midpoint of the range of the offering. The Partnership has made conforming changes under the heading “Risk Factors—You will incur immediate and substantial dilution.”

Exhibit 5.2

2.	Please have counsel revise the second to the last paragraph on page 2 of Exhibit 5.2 to state that the units are validly issued, fully paid and non-assessable as these units are already outstanding. For guidance, please refer to Staff Legal Bulletin No. 19(h) available at http://www.sec.gov/interps/legal/cfslb19.htm.

In response to the Staff’s comment, counsel has revised its 5.2 opinion to state that the units are validly issued, fully paid and non-assessable.

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1420, Keith Billotti at (212) 574-1274 or Filana Silberberg at (212) 574-1308.

Very truly yours,

SEWARD & KISSEL LLP

By:	/s/ Robert E. Lustrin
Robert E. Lustrin